Exhibit 99.7

NICE’s Inaugural International Happiness Index Finds 78% of People Think
Leveraging AI In Customer Service Can Make Them Happier Consumers

While 66% of Americans are fundamentally happy only 36% are happy with the state of customer service, signaling major opportunity for businesses to use CX AI to fill the gap

Hoboken, N.J., June 20, 2024 – NICE (Nasdaq: NICE) today announced the release of the 2024 International Happiness Index, its groundbreaking, inaugural research which highlights the opportunity gap between consumer demands and what businesses are delivering when it comes to CX. The index found most consumers believe if organizations leverage digital and AI solutions in customer service, it can close the gap and make them happier and more loyal consumers. For a complimentary copy of the report, please click here.

Consumers understand the benefits that AI can bring to their lives. 41% of consumers identified resolving issues faster as the primary benefit of AI, with an additional 36% of consumers citing not having to repeat themselves as another significant advantage. Additionally, these benefits can reveal untapped revenue as those who see AI as improving customer service are also more likely to reward good customer experiences. In the US, 30% of respondents who acknowledge AI’s advantages tend to spend more with brands that offer excellent service with 44% remaining loyal.

NICE’s International Happiness Index was designed to quantify the impact that an experience with a brand has on consumers, pinpointing what may drive happiness among consumers from different backgrounds and geographies, reflecting on how every day interactions can affect consumer satisfaction and loyalty. The index found that consumers will spend more for great customer service with nine out of ten people willing to pay more for a customer experience that leaves them happier. Additionally, brands that offer excellent customer experience will continue to see the benefits with 52% of consumers reporting they are more likely to return to brands that deliver exceptional CX.

Omer Minkara, Vice President, Principal Analyst at Aberdeen, said, “You might expect people to be happy if they receive a discount, because value and price are very important, especially in today’s economy. So, it’s interesting to see consumers essentially saying, ‘I want to be wowed.’ Brands must adapt to distinguish themselves by delivering delightful experiences.”

Barry Cooper, President, CX Division, NICE, said, “The impacts of exceptional customer service extend far beyond the interaction, ultimately driving overall consumer happiness. We commissioned the inaugural International Happiness Index to demonstrate the influence that businesses have on consumer happiness and how the latest cutting-edge technology can enable businesses to connect with their consumers on a new level. This confirms the power of Enlighten’s purpose-built AI for CX in driving businesses to not only deliver great customer experiences but gain and retain loyal consumers.”

NICE’s industry leading Enlighten AI platform orchestrates exceptional experiences for employees, consumers, and businesses with purpose-built AI for CX. Built from the industry’s largest labelled dataset of CX interactions alongside industry-specific knowledge bases, NICE’s Enlighten AI is the industry’s leading, mature, proven and trusted CX AI. Enlighten’s suite of CX AI solutions uses automated and augmented intelligence to drive intelligent self-service, empower employees and increase CX leaders’ decision velocity to transform CX operations.

A complimentary copy of the report is available here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr.Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.